Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-205468

Corporate Participants

Aristides Pittas
Euroseas – Chairman & Chief Executive Officer

Tasos Aslidis
Euroseas – Chief Financial Officer

Presentation

Operator:
Thank you for standing by ladies and gentlemen, and welcome to the Euroseas Conference call.  We have with us Mr. Aristides Pittas, chairman and chief executive officer and Mr. Tasos Aslidis, chief financial officer of the company.

At this time, all participants are in  listen only mode.  There will be a presentation followed by a question and answer session.  At which time if you wish to ask a question please press star and one on your telephone keypad and wait for your name to be announced.  I must advise you that this conference is being recorded today.

Before passing the floor to Mr. Pittas, I would like to remind everyone that in today's presentation and conference call, Euroseas will be making forward looking statements.  These statements are within the meaning of The Federal Securities Laws.  Matters discussed may be forward looking statements, which are based on current management's expectations that involve risks and uncertainties that may result in such expectations not being realized.

Please take a moment to go through the whole statement and read it.  And now I'd like to pass the floor to Mr. Pittas.  Please go ahead, sir.

Aristides Pittas:
Thank you, (Jenny).  Hello, dear ladies and gentleman.  We're here today to discuss the rights issue that we have announced.  The company has filed a registration statement, including a prospectus and form F-1, with the Securities and Exchange Commission for the offering to which this communication relates.

The offering will be made only by means of the prospectus dated August 31st, 2015, set forth in the registration statement.  Copies of the registration statement, prospectus and prospectus supplement may be obtained for free by accessing the SECs website at www.sec.gov, or by calling D.F. King, the information agent for the rights offering, toll free at 800-331-7487.

Let's move to slide three in our presentation, to briefly discuss the terms of these rights offering.  The objective is the raise up to $19,500,000 by offering 4.3 million shares at $4.5 per share.  i.e., shareholders will be receiving the right to acquire three new shares for every four they own.

All the shareholders of record as of August 14, 2015 are eligible to participate.  This offering was launched on August 31st, 2015 and it ends at 5 o'clock in the afternoon on September 17, 2015.  The company has the right to extend expiration date or cancel the offering.  Any changes will be announced by the press release.

Why do we want to raise equity now?  Look at slide four.  We currently have a fleet growth new building program for four vessels, costing about $118 million.  As you might know, we have ordered two Ultramax's, and two Kamsarmaxes at two different Chinese yards.  The funds in hand, are not sufficient to fulfill the program, and at the same time maintain a solid balance sheet, as we have always done.

The market deterioration over the last two years has made it necessary, therefore, to raise extra equity if we want to take the delivery of these ships, rather than sell them, or sell some of the other ships that we own.  And we firmly believe that in today's market of extremely low vessel prices, shipping companies should be buying vessels, growing the company, and not disposing of them and becoming smaller.  Thus, for us, raising equity is the preferred choice.

There are various forms to raise equity and we decided on the rights offering because it offers the possibility to all current shareholders to participate at the same non-dilutive terms.  For everybody who participates, there will be no dilution.  Any alternative fundraising option, follow-on and (ATM), convertibles, private placement, et cetera, would be potentially more diluted for shareholders.

Also, the expenses of such an offering are very low, relative to other forms of capital raising options.  As there are no underwriting fees, lower legal costs, et cetera.  Please turn to page six, where I try to explain why we believe that the company should be growing today, and buying assets and not selling them.

As you can see, on the left hand slide, where we have the graph of the 5-year-old Panamax dry bulk vessel, and the 2,600 to 2,900 TEU container ship, you can see the prices today for these kind of ships are below $20 million.  When then, historical average over the last 15 years has been more than $30 million.

Also, you can see that the prices are very, very close to the lowest levels that we have seen during the last 15 years.  We think that because it's so difficult to predict what happens in shipping, we all get surprised every now and then, and it's very difficult to predict even what will happen within the next three to six months, let alone, a year, or two years, or three years when these investments play out.

It is – it really make sense to be buying the ships today.  The same, you can see, also on the right hand side of this graph, which shows, again, that on a different format, that prices today are extremely low.  And we are selling – we are buying the ships and the shares we are selling today are being sold at the value, which is below our current NAV and below our share price.

And our current NAV is quite significantly above our current share price, due to the market deterioration that we've seen over the last couple of months.  And these applies not only to our company, but, obviously, to other listed companies as well.

Page seven illustrates the same example that I showed you with five-year-old ships for new building prices.  Where prices historically are less volatile than second hand prices, but, here again, you can see that both, for Panamaxes and container ships, new building prices are the lowest they've been since 2004.

Let me give you some information on the capital expenditure necessary on the new building program, which I think explains, also, why we have gone to the rights offering to raise the extra – few extra million that we need in order to be buying the ships.

The new building program consists of the four – of the four ships I mentioned that cost about $118 million.  We have already paid $25.5 million to the – to the yards, and we have already financed 62 and 65 percent of the values of the Ultramaxes.  That financing is in place and ready to be used, when we take the delivery of the ships.

We are going to finance the Kamsarmax 1, the first Kamsarmax, which will be the first ship we will be taking delivery of in January 2016, within October or November.  We feel very comfortable that we will get a very reasonable financing to the level of 16 to $18 million, based on the attractive $14,100 charter that we have secured for four years with the first class charter.

So, we feel very confident that we will get that financing.  On the Kamsarmax 2, because it's for delivery in November 2016, we are in no hurry to finance that, but we are quite sure that will also be possible closer to the date.  Therefore, there is a remaining equity requirement of around 28, $30 million, which will be covered through existing cash, through some selected balloon re-financing, and through, possibly, selling a couple of our eldest vessels for scrapping.

The remainder will be covered by the rights offering.  And, now, let me turn to Tasos to give you some more detail on the – on how the rights issue works.

Thank you.

Tasos Aslidis:
Thank you very much Aristides.  Good morning from me, as well, ladies and gentleman.  I would like to give you, in brief, some further information about our right – shareholder rights offering.

As part of our offering, existing shareholders have the right to acquire three shares for each four shares they owned on August 14th, 2015, the record date.  And that is their basic, basic subscription right.

Since we have about 5.8 million shares outstanding.  As part of the rights offering will issue up to a maximum of 4.3 million shares of common stock, resulting in the total maximum possible shares outstanding after the offering, of about 10.1 million shares.  The rights that all our shareholders receive cannot be sold, and they are not transferable.

Shareholders have the option to oversubscribe, to request that is to buy shares above their basic subscription privilege and purchase any shares that remain as a result of non-exercise of their basic subscription right of other shareholders.  This is the oversubscription privilege for our shareholders.

The oversubscription privilege entitles shareholders to exercise their basic subscription privilege in full to purchase, at the subscription price, any shares that other rights holders do not purchase under their own basic subscription privileges.

Oversubscription rights will be allocated in proportion to each participating shareholder (ownership) as of the record date, up to the maximum number of shares each shareholder who exercises its oversubscription privilege requested.

In no event will we issue more than 4,338,019 shares of common stock.

If we move to right – or to page ten – to slide ten, I'll give you a little bit of information on what that means for our (cost).  If the participation, the rights offering is 100 percent, we will raise 19.5 million in gross proceeds, or about 19.2 million in net proceeds, after we subtract an estimated $300,000 offering expenses.

The offering expenses are a small percentage of the size of the offering.  They amount to about .5 cents per existing share.  Our cash flow, on the pro forma basis, after the offering, as of June 30, 2015, would be about 40.4 million, it was 21.2 million as of June 30, plus 19.2 net proceeds makes the 40.4 million, that I mentioned.

On page 11, there is some information about our founding shareholder, Friends Investment Company Incorporated, Friends, in short, which has given us an indication that it will exercise its basic subscription privilege in full, and likely, participate in the over subscription privilege.  Friends owns 1.62 million shares, or about 28 percent of our issued and outstanding shares of common stock.

The percentage ownership of Friends will increase, as result of the offering, if there are – if there will be shareholders who do not exercise their basic privilege, and those who might oversubscribe will not cover all of any remaining shares.

On slide 12, there's a little bit more information on the mechanics of the offering.  We have made to all shareholders of the record date a prospectus, along with instructions on how to exercise their basic and over subscription privileges.  In general, subscription forms and payment for, both, the basic and the over subscription privilege are due by 5 pm Eastern Daylight Time on September 17, 2015, unless we extend the expiration date or cancel the offering.

For shareholders exercising, via their broker or other nominee holders, forms and payment are due by the nominee by 5 pm Eastern Daylight Time on September 16, 2015.  One bigger day before the close of the offering.  If an oversubscription request is not fully filled, funds for the unfilled portion of the oversubscription request will be returned, there will be no deduction and no interest on the return funds.

The company has appointed D.F. King and Company Incorporated, as information agent, who can answer any questions regarding the mechanics of the offering.  And, also, appointed American Stock Transfer and Trust Company, as a subscription agent for the offering, which will received all subscription forms and payments, and allocate any shares available to satisfy any oversubscription requests.

Let me conclude by summarizing that over the last ten years, Euroseas has built a track record of being a prudent, value-driven Company, while facing (this) during the last six years, very challenging market conditions, on both segments that we operate.  We have been focused on creating returns for our shareholders and preserving corptionality for them to benefit for market recovery, and this is what we believe we do by pursuing these rights offering.

Participation in the rights offering will allow our shareholders to maintain or increase their share of the common subside and the market recovery.  As, Aristides has mentioned, shares are offered to discount the recent share price levels into an asset value of the company.  We look forward to our shareholders continuing commitment to our strategy, to capitalize on an opportune time in the shipping markets, via the expansion for dry bulk fleet at prices near, if not at all time, historical low levels.

With that, let me open the floor for any questions or further clarification that the attendants might have.

Operator:
Thank you very much, sir.  As a reminder, if you wish to ask a question today, please press star and one on your telephone keypad.  That's star and one on your telephone, if you do wish to ask a question today.  If you wish to cancel your request, please press the hash key.  Thank you.  Once, again, that's star and one on your telephone keypad if you do wish to ask a question today.  That's star and one.

Tasos Aslidis:
(Jenny), if there are no questions, then perhaps, we can conclude the phone – the phone call.

Operator:
Thank you very much.  There are no further questions at this time, gentlemen if you wish to continue.

Tasos Aslidis:
Thanks for everybody for attending our information call regarding rights offering.  We look forward to continue having you all as shareholders, and look forward to speaking to you in our next conference call.  Thank you all.

Aristides Pittas:
Thank you all.  Thank you.

Operator:
Thank you very much gentlemen.  That does conclude our conference for today.  Thank you all for participating.  You may now disconnect.

END

Euroseas Ltd. (the "Company") has filed a registration statement (including a prospectus) on Form F-1 with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get those documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling the information agent for the offering, D.F. King & Co., Inc., toll-free at (800) 331-7487.